Exhibit 99.1

Core AI Holdings Reports Strong Operational Execution Across AI Products, Data Intelligence and Growth Initiatives

Miami, FL — August 6, 2026 — Core AI Holdings, Inc. (Nasdaq: CHAI) (“Core AI" or the "Company"), a global AI technology and infrastructure company, today highlighted strong operational execution across its AI product portfolio, data intelligence initiatives and digital distribution platform. During the first half of 2026, the Company advanced multiple product milestones ahead of schedule, accelerated user acquisition across its gaming portfolio, expanded its internal AI-driven analytics capabilities and continued to deploy capital through a disciplined, performance-based operating model that emphasizes measurable validation before scaling investment.

During the first half of 2026, the Company continued to execute on this strategy across several product initiatives. One casual gaming product achieved approximately 185% of its stage-based operating objective while reaching a planned development milestone approximately 130 days ahead of its original schedule. Across the broader casual gaming portfolio, new user acquisition increased approximately 205% during the second quarter of 2026 compared with the first quarter, while advertising deployment increased approximately 210% over the same period. Management believes these operating results demonstrate the Company’s ability to evaluate new products efficiently before expanding investment.

Core AI has also continued to enhance its internal operating infrastructure through expanded data analytics and automation capabilities. The Company recently introduced automated monthly operating reports that management estimates achieve greater than 95% reporting accuracy, while continuing to develop advanced cost allocation and performance analysis tools. These capabilities provide management with more timely visibility into product performance, capital deployment and operating efficiency, supporting data-driven resource allocation decisions.

In parallel, the Company is developing a proprietary data intelligence platform and human-in-the-loop advertising agent designed to integrate product performance, marketing channel data and operating costs into a unified decision-support framework. Management believes these technologies can improve both customer-facing product development and internal operating efficiency by enabling faster identification of growth opportunities, earlier termination of underperforming initiatives and more effective allocation of capital toward higher-performing products and distribution channels.

“Our objective is not simply to invest in AI," said Aitan Zacharin, Chief Executive Officer of Core AI Holdings. "Our focus is on building a disciplined operating model that uses data and measurable validation to guide capital allocation. We believe this approach positions us to identify promising opportunities earlier, scale successful initiatives more efficiently and continually improve how we deploy resources across our business."

As Core AI continues to expand its AI capabilities, the Company intends to maintain its emphasis on disciplined execution, measurable operating performance and prudent capital allocation. By combining its established digital distribution platform with staged investment and continuous product validation, the Company believes it is building a scalable framework for evaluating and commercializing AI-driven opportunities while maintaining operational flexibility.

About Core AI Holdings, Inc.

Core AI Holdings, Inc. (NASDAQ: CHAI) is a global AI technology and infrastructure company focused on identifying, developing and scaling AI-driven businesses that leverage next-generation technologies to address large, high-growth market opportunities. Through Core Gaming, the Company has generated more than 800 million downloads and built a global community of over 40 million players across more than 140 countries.

Investor Relations

ir@coregaming.co

www.coregaming.co

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the anticipated benefits of the advisory appointment, the joint venture between Core AI and Allianca, expected market opportunities, infrastructure demand, project pipeline, development strategy, and execution capabilities. These forward-looking statements are based on Core AI’s current expectations and assumptions and are subject to risks, uncertainties, and changes in circumstances that may cause actual results to differ materially, including the parties’ ability to implement the contemplated joint venture strategy, market conditions, customer demand, power availability, supply chain conditions, labor availability, project timing, financing conditions, and regulatory matters, as well as other risks described under “Risk Factors” in Core AI’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 15, 2026, and in subsequent SEC filings. Except as required by law, Core AI undertakes no obligation to update these forward-looking statements.